Exhibit 99.8

Consent of Independent Auditors

We hereby consent to the incorporation by reference in Amendment No. 3 of Form 40-F of HEXO Corp. for the years ended July 31, 2019 and 2018 of our report dated December 31, 2019 relating to the amended and restated consolidated financial statements of HEXO Corp. for the years ended July 31, 2019 and 2018 listed in the accompanying index. We also consent to the incorporation by reference in the Company’s registration statement on Form F-10 (File No. 333-228924) of our report dated December 31, 2019 referred to above.

Ottawa, Canada

December 31, 2019